SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                Commission File Number:  1-15919

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K   [ ]  Form 11-K    [X]  Form 20-F    [ ]  Form 10-Q
[ ] Form N-SAR
      For Period Ended:  December 31, 2000
                         -----------------

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
      For Period Ended:  N/A

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

                         SILVERLINE TECHNOLOGIES LIMITED
                            (Full name of registrant)

                         Former name if applicable: N/A

                              Kolshet Road, Dhokali

                           Thane (West), India 400607
                     (Address of principal executive office)

                                     PART II
                             RULE 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly

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                    report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          [ ]  (c)  The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      Silverline Technologies Limited has worked diligently to complete its Annual Report on Form 20-F. Due, however, to the new format of the required Form and several complex accounting issues associated with Silverline's recent acquisitions, the Company has been unable to complete the entire 20-F by the required date without unreasonable effort. Silverline Technologies Limited respectfully requests a fifteen day extension, pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, in order to file its Annual Report on Form 20-F.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

         Rajiv Khanna, Esq.                 (212)                 801-9268
         ------------------              -----------         ------------------
               (Name)                    (Area Code)         (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes   [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ ] Yes   [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                         SILVERLINE TECHNOLOGIES LIMITED
                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  June 29, 2001                                By:    /s/ Ravi Subramanian
       -------------                                       --------------------
                                                    Name:  Ravi Subramanian
                                                    Title: Chairman